SUNERGY, INC.

2575 Palmerston Avenue

West Vancouver, B.C.

Canada V7V 2W4

Telephone: (604)809-9400

Fax: (778)737-1299

August 15, 2008

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attention:  Gary Newberry

Dear Sirs:

Re:

Request for extension

File Number 0-52767

In accordance with our conversation of August 13, 2008, we hereby request a 10 business day extension to address the comments in your letter of July 18th, 2008 which gave us 30 calender days to respond. Accordingly, we understand that you are in agreement with the extension request and that we have until September 1, 2008 to respond to your comments in the July 18th, 2008 letter.

Yours truly,

SUNERGY, INC.

PER:

CHRIS BRULÉ

President